SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC  20549

                           FORM 12b-25

                 Commission File Number 0-20150

                   NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K  [ ] Form 11-K [ ] Form 20-F
             [X] Form 10-Q  [ ] Form N-SAR

For Period Ended: September 28, 1996
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                 Part I. Registrant Information

Full name of registrant  All For A Dollar, Inc.
Former name if applicable

Address of principal executive office (Street and number)
                         3664 Main Street
City, State and Zip Code Springfield, MA  01107

                Part II. Rule 12-b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check appropriate box.)
[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

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[ ] (c)   The accountant's statement or other exhibit required by
          Rule 12b-25 (c) has been attached if applicable.

                       Part III. Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                          SEE ATTACHED

                   Part IV. Other Information

     (1) Name and telephone number of person to contact in regard to this notification
           Donald A. Molta       (413)           733-1203
               (Name)         (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                   [X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject or portion thereof?
                                   [X] Yes   [ ] No

               If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                          All For A Dollar, Inc.
               (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  November 12, 1996       By /s/Donald A. Molta
                                 Donald A. Molta/V.P./CFO







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                            PART III

     On October 25, 1996 All For A Dollar, Inc. filed a Voluntary Petition with the United States Bankruptcy Court for the Eastern District of New York at Brooklyn, New York, seeking relief pursuant to Chapter 11 of the United Bankruptcy Code. The preparation of the filing required virtually all the full-time attention of the Registrant's senior management, particularly its Chief Financial and Accounting Officer. In addition, there have been several eliminated administrative positions as a direct result of the filing. Given the requirements of the bankruptcy filing combined with limited resources, Registrant has been unable to complete the work necessary for the timely filing (no later than November 12, 1996) of Registrant's quarterly report on Form 10-Q for the quarter ended September 28, 1996. The September 28, 1996 10-Q will be filed no later than November 27, 1996.

                   PART IV. OTHER INFORMATION

              Explanation in Answer to Question (3)

     It is anticipated that the Registrant will report a net loss for the third quarter ended September 28, 1996 which will be substantially in excess of that incurred in the same period for last year (third quarter ended September 30, 1995). In addition to the continuation in fiscal 1996 of the operating losses sustained in fiscal 1995, in the third quarter of fiscal 1996 the Registrant incurred very substantial expenses relating to the Chapter 11 bankruptcy proceedings, and booked substantial write-offs and write-down of assets in connection with Chapter 11 Bankruptcy Filing. For the reasons stated above, until and as of the date of filing this Form 12b-25, Registrant has not been, and is not now, in a position to reasonably estimate its September 28, 1996 third quarter results.

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